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                             January 24, 2024

       Bill Chen
       Chief Executive Officer
       LBBB Merger Corp.
       667 Madison Avenue
       New York, NY 10065

                                                        Re: LBBB Merger Corp.
                                                            Amendment No. 6 to
Registration Statement on Form S-4
                                                            Filed January 19,
2024
                                                            File No. 333-268343

       Dear Bill Chen:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 6 to Registration Statement on Form S-4

       General

   1. We note based on page F-28 that on October 23, 2023 you entered into a merchant cash advance agreement with
a "factory" company. Please clarify if the company is a
                                                        manufacturing company
or a finance / "factoring" company. Also, please expand your
                                                        MD&A to disclose the
October 23, 2023 cash advance and October 30, 2023 loan
                                                        agreement, the interest
rates charged, and their impact on future results of operations.
                                                        Disclose all events and
transactions up to the date of the filing in your MD&A.
 Bill Chen
FirstName  LastNameBill  Chen
LBBB Merger    Corp.
Comapany
January 24,NameLBBB
            2024        Merger Corp.
January
Page  2 24, 2024 Page 2
FirstName LastName
       Please contact Joseph Kempf at 202-551-3352 or Inessa Kessman at 202-551-3371 if you
have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten at 202-551-3447 or Jan Woo at 202-551-3453 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology
cc:      Giovanni Caruso